MedBook World, Inc.

1150 Silverado Avenue, Suite 204

La Jolla, California  92037

Telephone: (858) 459-1133

November 11, 2013

Andrew Mew

Accounting Branch Chief

U.S. Securities & Exchange Commission

Washington, DC  20549

Medbook World, Inc.

Item 4.01 Form 8-K

Filed October 30, 2013

File No. 000-53850

Dear Mr. Mew:

In response to your letter dated November 4, 2013, we have amended our Form 8-K referenced above, as requested. Specifically:

1.

We have amended our 8-K filing to clearly state that there were no disagreements with our former independent accountant on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure during the interim period subsequent to September 30, 2012 through October 15, 2013.

2.

In our Amended 8-K filing we have included an updated Exhibit 16 letter from our former independent registered public accounting firm, Anton & Chia, LLP (“Anton & Chia”). The letter is dated November 7, 2013.

3.

 We are amending our quarterly reports for the periods ended March 31, 2013 and June 30, 2013 to include an explanatory note on the cover page and in the introduction to the notes to the financial statements explaining that an independent registered public accountant has not performed a review, in accordance with generally accepted audit standards of the Public Company Accounting Oversight Board (Unites States), of the included financial statements and accompanying notes; and we have labeled the financial statement and the related footnote amounts as “unreviewed.”

4.

We are filing an Item 4.02 Form 8-K to indicate that our previously issued and unreviewed financial statements in Forms 10-Q for the fiscal quarters ended March 31, 2013 and June 30, 2013 should not be relied upon.

The Company further acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Daniel Masters

Daniel Masters

President & CEO MedBook World, Inc.